Exhibit 99.1

【This is an English Translation of the original issued in Japanese】

[NOTE] Perpetuals.com Ltd assumes no responsibility for this translation or for direct, indirect, or other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purpose only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

April 9, 2026

To Shareholders

5-7-11 Ueno, Taito-ku, Tokyo, Japan

　　　Perpetuals.com Ltd (the “Company”)

Satoshi Kobayashi

Co-Chief Executive Officer / Interim Chief Financial Officer

Notice of Convocation of the Extraordinary General Meeting of Shareholders

We would like to take this opportunity to thank you for your continued support.

Notice is hereby given that the Extraordinary General Meeting of Shareholders of the Company will be held as described below.

If you are unable to attend the meeting, you may exercise your voting rights in writing. Please review the reference documents for the Extraordinary General Meeting of Shareholders as described below, indicate your approval or disapproval of the proposals on the enclosed Voting Rights Exercise Form, and return the form to us so that it reaches us by 6:00 p.m. on April 29, 2026 (JST). Doors open at 9:30 a.m. on April 30, 2026 (JST).

1.	Date and Time	10:00 a.m., Thursday, April 30, 2026 (JST)

2.	Venue	Conference Room, Head Office

3F MR Building, 5-7-11 Ueno, Taito-ku, Tokyo, Japan
3.	Matters to be Resolved
	Item No.1	Reduction of Stated Capital

If you plan to attend the meeting, please submit the enclosed Voting Rights Exercise Form to the receptionist at the meeting.

In the event of any revision to the reference documents for the Extraordinary General Meeting of Shareholders, the revised items will be posted on the Company’s website (address: https://e-arly.works/).

English Translation (Reference)

Proposal No. 1: Reduction of Stated Capital

For the purpose of ensuring the flexibility of future capital policy, the Company proposes to reduce the amount of its stated capital and transfer the reduced amount to other capital surplus, pursuant to the provisions of Article 447, Paragraph 1 of the Companies Act.

Furthermore, as this proposal is a gratuitous reduction of capital involving no refund and will reduce the amount of stated capital without changing the total number of issued shares, it will not affect the number of shares held by shareholders. Since this reduction will not result in any change to the Company’s net assets or the total number of issued shares, there will be no change in net assets per share.

1. Details of the reduction of Stated Capital

(1) Amount of stated capital to be reduced

Pursuant to the provisions of Article 447, Paragraph 1 of the Companies Act, the Company proposes to reduce its stated capital by 203,539,766 yen out of the current stated capital of 204,539,766 yen, resulting in a stated capital of 10,000,000 yen. The entire amount of the reduction will be transferred to other capital surplus.

In the event that all or part of the stock acquisition rights issued by the Company are exercised by the effective date of the reduction of stated capital, the amount of the reduction shall be adjusted to include the amount of stated capital increased by the issuance of shares upon such exercise, such that the final amount of stated capital shall be 10,000,000 yen.

(2) Effective date of the reduction of stated capital

April 30, 2026